PrimeWest Energy Trust

Three months ended June 30, 2005 – Restated

 CONSOLIDATED BALANCE SHEET

	Six Months Ended	Twelve Months Ended
($ millions)	Jun 30, 2005 (Unaudited) Restated (note 2)	Dec 31, 2004 Restated (note 2)
ASSETS
Current assets
Cash and cash equivalents	$ 5.4	$ 54.4
Marketable securities (note 3)	-	68.6
Accounts receivable	97.1	96.9
Assets held for sale	-	5.4
Prepaid expenses	15.6	10.9
Inventory	2.8	5.8
	120.9	242.0
Cash reserved for site restoration and reclamation	10.5	10.3
Other assets and deferred charges	9.9	10.9
Derivative asset	-	0.6
Property, plant and equipment	1,905.0	1,908.6
Goodwill	68.5	68.5
	$ 2,114.8	$ 2,240.9
LIABILITIES AND UNITHOLDERS’ EQUITY
Current liabilities
Accounts payable	$ 32.2	$ 47.7
Accrued liabilities	73.2	72.3
Derivative liability	17.2	0.5
Accrued distributions to unitholders	20.3	17.7
	142.9	138.2
Long-term debt (note 5)	427.1	656.3
Future income taxes	209.1	225.7
Asset retirement obligation (note 4)	40.1	40.3
	819.2	1,060.5
UNITHOLDERS’ EQUITY
Net capital contributions (note 6)	2,212.8	2,042.0
Capital issued but not distributed	2.7	3.3
Convertible unsecured subordinated debentures	3.8	8.1
Contributed surplus (note 7)	7.4	6.4
Accumulated income	175.0	96.3
Accumulated cash distributions	(1,098.1)	(967.7)
Accumulated dividends	(8.0)	(8.0)
	1,295.6	1,180.4
	$ 2,114.8	$ 2,240.9

The accompanying notes form an integral part of these financial statements.

PrimeWest Energy Trust

Three months ended June 30, 2005 – Restated

CONSOLIDATED STATEMENTS OF CHANGES IN UNITHOLDERS’ EQUITY

	Six Months Ended
($ millions)	Jun 30, 2005 (Unaudited) Restated (note 2)	Jun 30, 2004 (Unaudited) Restated (note 2)
Unitholders’ equity, beginning of period	$ 1,180.4	$ 1,008.4
Adjustment to Unitholders’ equity at beginning of period to adopt:
New Asset Retirement Obligation	-	5.6
New Oil and Gas Accounting Standard	-	(233.3)
Net income for the period	78.7	36.2
Net capital contributions	170.8	164.2
Convertible unsecured subordinated debentures	(4.3)	-
Capital issued but not distributed	(0.6)	(2.9)
Contributed surplus	1.0	1.3
Cash distributions	(130.4)	(83.1)
Unitholders’ equity, end of period	$ 1,295.6	$ 896.4

PrimeWest Energy Trust

Three months ended June 30, 2005 – Restated

CONSOLIDATED STATEMENTS OF CASH FLOW

	Three Months Ended		Six Months Ended
($ millions)	Jun 30, 2005 (Unaudited) Restated (note 2)	Jun 30, 2004 (Unaudited) Restated (note 2)	Jun 30, 2005 (Unaudited) Restated (note 2)	Jun 30, 2004 (Unaudited) Restated (note 2)
OPERATING ACTIVITIES
Net income for the period	$ 54.7	$ 16.5	$ 78.7	$ 36.2
Add/(deduct) items not involving cash from operations
Depletion, depreciation and amortization	56.0	41.4	113.3	83.0
Non-cash general and administrative	1.4	0.9	2.6	1.9
Non-cash foreign exchange loss	2.1	2.9	3.0	4.7
Cash distributions from marketable securities	0.2	-	1.2	-
Gain on sale of marketable securities	(0.3)	-	(27.2)	-
Unrealized loss/(gain) on derivatives	(17.8)	1.8	17.4	14.1
Future income tax recovery	(2.1)	(5.7)	(16.6)	(23.9)
Accretion on asset retirement obligation	0.7	0.4	1.3	0.7
Other non-cash items	0.6	-	1.5	-
Cash flow from operations	95.5	58.2	175.2	116.7
Expenditures on site restoration and reclamation	(2.7)	(0.3)	(3.6)	(1.3)
Change in non-cash working capital	(3.1)	(8.0)	(24.9)	(6.8)
	89.7	49.9	146.7	108.6
FINANCING ACTIVITIES
Proceeds from issue of Trust Units, net of issue costs	6.1	140.0	13.6	142.8
Net cash distributions to Unitholders	(58.3)	(35.1)	(112.7)	(65.0)
Increase/(decrease) in bank credit facilities	15.0	(123.1)	(99.0)	(84.9)
Change in non-cash working capital	(0.4)	1.6	0.1	1.4
	(37.6)	(16.6)	(198.0)	(5.7)
INVESTING ACTIVITIES
Expenditures on property, plant and equipment	(49.4)	(22.2)	(109.6)	(53.6)
Acquisition of capital/corporate assets	1.0	(0.4)	(0.4)	(39.0)
Proceeds on disposal of property, plant and equipment	(1.0)	1.6	7.7	5.1
Proceeds on sale of marketable securities	-	-	94.5	-
Decrease/(Increase) in cash reserved for future site restoration and reclamation	0.7	(1.1)	(0.2)	(1.7)
Change in non-cash working capital	(6.7)	(5.1)	10.3	(3.7)
	(55.4)	(27.2)	2.3	(92.9)
(Decease)/Increase in cash for the period	(3.3)	6.1	(49.0)	10.0
Cash beginning of the period	8.7	6.4	54.4	2.5
Cash end of the period	$ 5.4	$ 12.5	$ 5.4	$ 12.5
Cash interest paid	$ 7.0	$ 4.2	$ 14.5	$ 5.4
Cash taxes paid	$ 0.8	$ 1.3	$ 1.4	$ 2.3
Non-cash transactions – conversion of Convertible Unsecured Subordinated Debentures into Trust Units	$ 97.9	$ -	$ 138.2	$ -

PrimeWest Energy Trust

Three months ended June 30, 2005 – Restated

CONSOLIDATED STATEMENTS OF INCOME

($ millions, except per Trust Unit amounts)	Jun 30, 2005 (Unaudited) Restated (note 2)	Jun 30, 2004 (Unaudited) Restated (note 2)	Jun 30, 2005 (Unaudited) Restated (note 2)	Jun 30, 2004 (Unaudited) Restated (note 2)
REVENUES
Sales of crude oil, natural gas and natural gas liquids	$ 171.4	$ 112.2	$ 326.6	$ 222.8
Crown and other royalties, net of ARTC	(36.8)	(25.7)	(72.8)	(49.0)
Unrealized (loss)/gain on derivatives	17.8	(1.8)	(17.4)	(14.1)
Gain on sale of marketable securities	0.3	-	27.2	-
Other income	2.6	0.2	2.9	0.5
	155.3	84.9	266.5	160.2
EXPENSES
Operating	28.1	19.6	52.5	39.2
Transportation	1.7	1.8	3.6	3.7
Cash general and administrative	4.8	3.5	10.3	7.7
Non-cash general and administrative	1.4	0.9	2.6	1.9
Depletion, depreciation and amortization	56.0	41.4	113.3	83.0
Interest	7.7	2.8	16.8	6.0
Accretion on asset retirement obligation	0.7	0.4	1.3	0.7
Foreign exchange loss	2.1	3.2	3.0	4.9
	$ 102.5	$ 73.6	$ 203.4	$ 147.1
Income before taxes for the period	$ 52.8	$ 11.3	$ 63.1	$ 13.1
Income and capital taxes	0.2	0.5	1.0	0.8
Future income tax recovery	(2.1)	(5.7)	(16.6)	(23.9)
	(1.9)	(5.2)	(15.6)	(23.1)
Net income for the period	$ 54.7	$ 16.5	$ 78.7	$ 36.2
Net income per Trust Unit – basic	$ 0.74	$ 0.30	$ 1.08	$ 0.68
Net income per Trust Unit – diluted	$ 0.72	$ 0.30	$ 1.08	$ 0.68

Notes to Consolidated Financial Statements

For the three and six months ended June 30, 2005, (except per Trust unit amounts) all amounts are expressed in millions of Canadian dollars unless otherwise indicated.

1.

Significant Accounting Policies

These interim consolidated financial statements of PrimeWest have been prepared in accordance with Canadian generally accepted accounting principles.  The specific accounting principles used are described in the annual consolidated financial statements of the Trust appearing on pages 70 through 72 of the Trust’s 2004 Annual Report and should be read in conjunction with these interim financial statements.

2.

Change in Method of Accounting for Unit-Based Compensation

Beginning January 1, 2005, PrimeWest determined that if a series of assumptions were used, it was possible to use a traditional options pricing model to calculate a reasonable estimate of the fair value of PrimeWest’s Unit Appreciation Rights (UARs) granted under its Long Term Incentive Plan (LTIP).  Under the fair value method, PrimeWest recognizes compensation expense related to the UARs over the vesting period of the UARs granted with the related credit being charged to contributed surplus.  In prior years, PrimeWest had been applying the intrinsic method to value its unit-based compensation whereby the value of the UARs was adjusted at the end of each accounting period to reflect the impact of the reinvestment of cumulative distributions and the changes in the trading price of the Trust Units.  The changes in value of the UAR liability were reflected in non-cash G&A on the income statement.

PrimeWest Energy Trust

Three months ended June 30, 2005 – Restated

PrimeWest has applied the fair value method retroactively to UARs issued on or after January 1, 2002 and prior periods have been restated.  At January 1, 2005 the change in accounting policy resulted in an increase to the future tax liability of $14.5 million (2004 – $11.2 million), a decrease to net capital contributions of $7.9 million (2004 – $5.3 million), a decrease to the LTIP equity of $20.1 million (2004 – $14.6 million), an increase in contributed surplus of $6.4 million (2004 – $3.6 million) and an increase to accumulated income of $7.1 million (2004 – $5.1 million).

The impact on net income for the three and six months ended June 30, 2005 was an increase of $5.9 million ($9.6 million net of income taxes of $3.7 million) and $14.6 million ($23.4 million net of income taxes of $8.8 million) respectively.

The impact on net income for the three and six months ended June 30, 2004 was a decrease of $5.9 million (a decrease of $8.2 million net of an income tax recovery of $2.3 million) and a decrease of $6.4 million (a decrease of $8.7 million net of an income tax recovery of $2.3 million) respectively.

3.

Marketable Securities

($ millions)	Jun 30, 2005	Dec 31, 2004
Investment in Viking Trust (formerly Calpine Natural Gas Trust)	$ -	$ 68.6

In the first quarter of 2005 PrimeWest sold its 8% interest in Viking Energy Royalty Trust for net proceeds of $94.5 million.  The investment was accounted for using the cost method.  The sale resulted in a gain of $27.1 million.

4.

Asset Retirement Obligations

Management has estimated the total future asset retirement obligation based on the Trust’s net ownership interest in all wells and facilities.  This includes all estimated costs to dismantle, remove, reclaim and abandon the wells and facilities and the estimated time period during which these costs will be incurred in the future.

The following table reconciles the asset retirement obligation associated with the retirement of oil and gas properties:

Asset Retirement Obligation	($ Millions)
Asset Retirement Obligation, December 31, 2004	$ 40.3
Change in estimate of liability	3.7
Liabilities settled	(3.6)
Accretion expense	1.3
Sale of capital assets	(1.6)
Asset Retirement Obligation, June 30, 2005	$ 40.1

As at June 30, 2005, the undiscounted amount of estimated cash flows required to settle the obligation is $219.3 million.  The estimated cash flow has been discounted using a credit-adjusted risk free rate of 7.0 percent and an inflation rate of 1.5 percent.  Although the expected period until settlement ranges from a minimum of 1 year to a maximum of 50 years, the expectation is that costs will be paid over an average of 34 years.  These future asset retirement costs will be funded from the cash reserved for site restoration and reclamation.  This cash reserve is currently funded at $0.50 per BOE from PrimeWest’s operating resources.

5.

Long-Term Debt

($ millions)	Jun 30, 2005	Dec 31, 2004
Bank credit facilities	$ 165.0	$ 264.0
Senior Secured Notes	153.2	150.3
Convertible Unsecured Subordinated Debentures	108.9	242.0
	$ 427.1	$ 656.3

PrimeWest Energy Trust

Three months ended June 30, 2005 – Restated

6.

Unitholders’ Equity

The authorized capital of the Trust consists of an unlimited number of Trust Units.

Trust Units	Number of Units	($ Millions)
Balance, December 31, 2004	69,886,111	$ 2,029.8
Conversion of Convertible Unsecured Subordinated Debentures	5,213,746	138.2
Issued on exchange of Exchangeable Shares	37,938	0.6
Issued pursuant to Distribution Reinvestment Plan	115,639	3.1
Issued pursuant to the Premium Distribution Plan	547,934	15.1
Issued pursuant to Long-Term Incentive Plan	224,924	0.8
Issued pursuant to Optional Trust Unit Purchase Plan	493,442	13.6
Balance, June 30, 2005	76,519,734	$2,201.2

The weighted average number of Trust Units and Exchangeable Shares outstanding for the three months ended June 30, 2005 was 73,861,968 (2004 – 55,296,924).  For purposes of calculating diluted net income per Trust Unit for the three months ended June 30, 2005, 4,260,034 (2004 – 0) and 3,056,495 (2004 – 0) Trust units issuable pursuant to the conversion of the Convertible Unsecured Subordinated Debentures Series I and II respectively and 797,975 Trust Units (2004 – 165,830) issuable pursuant to the Long-Term Incentive Plan were added to the weighted average number.

The weighted average number of Trust Units and Exchangeable Shares outstanding for the six months ended June 30, 2005 was 72,557,643 (2004 – 52,886,415).  For purposes of calculating diluted net income per Trust Unit for the six months ended June 30, 2005, 4,843,151 (2004 – 0) and 3,365,198 (2004 – 0) Trust Units issuable pursuant to the conversion of the Convertible Unsecured Subordinated Debentures Series I and Series II respectively and 797,975 Trust Units (2004 – 165,830) issuable pursuant to the Long-Term Incentive Plan were added to the weighted average number.

EXCHANGEABLE SHARES

The Exchangeable Shares are exchangeable into Trust Units at any time up to March 29, 2010 based on an exchange ratio that adjusts each time the Trust makes a distribution to its Unitholders. The exchange ratio, which was 1:1 on the date that the Exchangeable Shares were first issued, is based on the total monthly distribution, divided by the closing unit price on the distribution payment date.  The exchange ratio effective June 15, 2005 was 0.53538:1.

Exchangeable Shares	Number of Shares	($ Millions)
Balance, March 31, 2005	1,226,049	$ 12.2
Exchanged for Trust Units	(4,602)	(0.6)
Balance, June 30, 2005	1,221,447	$ 11.6

7.

Contributed Surplus

Contributed surplus includes the accumulated unit-based compensation charge in respect of PrimeWest’s unexercised Unit Appreciation Rights granted under the Long-Term Incentive Plan on or after January 1, 2002.  Upon exercise of the UARs and delivery of the Trust Units, the contributed surplus account is reduced and the amount is transferred to net capital contributions.

($ Millions)
Balance, March 31, 2005	$ 6.8
Non-cash general and administrative expense	0.9
Unit Appreciation Rights exercised	(0.3)
Balance June 30, 2005	$ 7.4

8.

Long-Term Incentive Plan

Under the terms of the Long-Term Incentive Plan, a maximum of 1,800,000 Trust Units are reserved for issuance pursuant to the exercise of Unit Appreciation Rights (UARs) granted to Directors and employees of PrimeWest.  Payouts under the plan are based on total unitholder return, calculated using both the change in the Trust Unit price as well as cumulative distributions paid.  The plan requires that a hurdle return of 5% per annum be achieved before payouts accrue.  UARs have a term of up to six years and vest equally over a three-year

PrimeWest Energy Trust

Three months ended June 30, 2005 – Restated

period, except for those issued to the members of the Board, which vest immediately.  The Board of Directors has the option of settling payouts under the plan in PrimeWest Trust Units or in cash. To date, all payouts under the plan have been in the form of Trust Units.

Effective January 1, 2005, PrimeWest adopted the fair value method of accounting for its Long-Term Incentive Plan with respect to UARs granted on or after January 1, 2002.  Under this method of accounting, the fair value of the UARs is estimated using a recognized options pricing model on the grant date and is amortized over the vesting period with the amortized amount recorded in non-cash general and administrative expenses offset by an increase to contributed surplus.  When the UARs are exercised, contributed surplus is decreased and net capital contributions are increased.

PrimeWest recorded $0.9 million and $1.8 million in non-cash general and administrative expense related to the Long-Term Incentive Plan for the three and six months ended June 30, 2005, respectively, under the fair value method of accounting.

PrimeWest used the Black-Scholes Option/Pricing Model to calculate the estimated fair value of outstanding UARs.  The following assumptions were used to arrive at the estimated fair value of the UARs issued during the second quarter of 2005 and 2004:

Weighted Average Assumptions	Three months Ended June 30, 2005	Three months Ended June 30, 2004
Risk-free interest rate	3.20%	3.49%
Expected volatility in Trust Unit price	19.8%	22.0%
Expected time until exercise	3 years	3 years
Expected forfeiture rate	13%	13%
Expected annual dividend yield	zero	zero

Summary of Changes in Unit Appreciation Rights	Number of UARS	Weighted Average Exercise Price
Balance outstanding at March 31, 2005	3,846,760	$29.06
Granted	11,391	32.99
Forfeited/expired	(37,685)	(28.65)
Exercised	(93,213)	(28.73)
Balance outstanding at June 30, 2005	3,727,253	$29.09

SUMMARY OF UARS OUTSTANDING AT JUNE 30, 2005

Year of Grant	UARs Issued & Outstanding	UARs Vested	Range of Exercise Prices	Expiry Date
2002 grants	680,719	467,888	$25.90 – $34.03	2008
2003 grants	863,284	429,159	$24.94 – $32.24	2009
2004 grants	1,386,200	308,993	$24.24 – $32.49	2010
2005 grants	797,050	74,536	$28.90 – $36.63	2011
Total grants	3,727,253	1,280,576	$24.24 – $36.63

PrimeWest Energy Trust

Three months ended June 30, 2005 – Restated

9.

Cash Distributions

	Three Months Ended		Six Months Ended
($ millions, except per Trust Unit amounts)	Jun 30, 2005	Jun 30, 2004	Jun 30, 2005	Jun 30, 2004

Cash flow from operations	$ 95.5	$ 58.2	$ 175.2	$ 116.7
Deduct amounts to reconcile to distribution:
Cash retained from cash available for distribution (1)	(27.1)	(14.7)	(41.0)	(30.6)
Contribution to reclamation fund	(1.9)	(1.5)	(3.8)	(3.0)
	$ 66.5	$ 42.0	$ 130.4	$ 83.1
Cash Distributions to Unitholders	$ 66.5	$ 42.0	$ 130.4	$ 83.1
Cash Distributions per Trust Unit	$ 0.90	$ 0.75	$ 1.80	$ 1.57

(1)  The Board of Directors determines the cash distribution level, which results in a discretionary amount of cash being retained.

For Investor Relations inquiries, please contact:

Diane Zuber

Investor Relations Advisor

(403) 699-7356

Toll-Free:  1-877-968-7878

Email:  investor@primewestenergy.com

Website:  www.primewestenergy.com